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                                                                       EXHIBIT 2

                                  PRESS RELEASE


[VIVENDI UNIVERSAL LOGO]


        VIVENDI UNIVERSAL ACQUIRES 16.9 MILLION VIVENDI UNIVERSAL SHARES
                             SOLD BY BRONFMAN FAMILY

-        Bronfmans sell portion of Vivendi Universal Share to Diversify
         Portfolio
-        Bronfmans to Remain Largest Shareholder of Vivendi Universal

                              ---------------------

PARIS - MAY 29, 2001 - Vivendi Universal (PARIS BOURSE: EX FP; NYSE: V) announced today that it has acquired the 16,900,000 shares of Vivendi Universal that Bronfman family entities sold today. The average price of 75.1 euros per share with an average 3.27% discount from today's weighted average price in Paris. This sale by the Bronfman family reflects a desire to diversify the family's investment portfolio.

15,400,000 shares were sold by entities related to the Edgar M. Bronfman family, including 1.0 million shares from family charitable entities.

1,500,000 shares were sold by The Claridge Foundation, a charitable entity related to the Charles R. Bronfman family.

Jean-Marie Messier, President and CEO of Vivendi Universal, said, "I understand the Bronfman family's desire to diversify their family holdings. This is a perfectly understandable family patrimonial decision after selling Seagram's control and at the end of the initial lock-up period. It clearly does not imply any appreciation on current stock price whose potential remains very high. I am glad they renewed their commitment to the group prospects and they remain our largest shareholders, which avoids any overhang on our stock."

Mr. Messier added, "I look forward to a long and constructive relationship with Edgar Bronfman, Jr. in joining this great company and building value for all of our shareholders."

Commenting on the sale on behalf of the Edgar M. Bronfman family, Edgar Bronfman, Jr. said, "This sale reflects my family's desire to diversify our investment portfolio after the creation of Vivendi Universal last year. However, the substantial majority of our portfolio remains with Vivendi Universal as we expect its equity to appreciate significantly over time. Entities related to my family, which continue to own approximately 33 million shares of Vivendi Universal, have committed with the Company not to sell or hedge shares for the remainder of 2001, and in any case, my family has no plans for further sales. The family continues to be very supportive of the strategy, direction, pace, and performance of Vivendi Universal. We believe that the Company is very well positioned for growth well into the future, which is why we are pleased to remain its largest shareholder."

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Edgar Bronfman, Jr., added, "As Executive Vice Chairman, I am personally gratified that Vivendi Universal is off to a very fast and successful start. I look forward to continuing to work closely with Jean-Marie and the rest of our very strong management team to realize the enormous potential of Vivendi Universal."

Charles R. Bronfman, President of The Claridge Foundation, stated, "My family continues to remain very supportive of the management of the Company and its vision for future growth."

As of May 29, 2001, the total number of outstanding Vivendi Universal shares was 1,106,178,468. Following the sale of a portion of their shares to the Company, the Bronfman families and related charitable entities will hold approximately 6.1% of the Company's shares, thus continuing to remain as the largest shareholder of Vivendi Universal.

ABOUT VIVENDI UNIVERSAL

MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The MUSIC business is conducted though Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights in 63 countries worldwide. The PUBLISHING business is Europe's premier publisher of information providing content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The Publishing business is a content leader in five core markets: education, games, healthcare information, local services and business and general information. The TV AND FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT, is a 63-percent effectively owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and power generation, and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

The Company's corporate website is located at HTTP://WWW.VIVENDIUNIVERSAL.COM. The Company's financial website is located at HTTP://FINANCE.VIVENDIUNIVERSAL.COM.

IMPORTANT DISCLAIMER

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE OUTSIDE OUR CONTROL, INCLUDING BUT NOT LIMITED TO: THE RISK THAT RECENTLY ACQUIRED OPERATIONS WILL NOT BE INTEGRATED SUCCESSFULLY; THAT THE SYNERGIES EXPECTED TO BE CREATED AS A RESULT OF RECENT ACQUISITIONS WILL NOT MATERIALIZE; THAT VIVENDI UNIVERSAL WILL BE UNABLE TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; THAT VIVENDI UNIVERSAL WILL FACE INCREASED COMPETITION AND THAT THE EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES OF SUCH COMPETITION WILL LIMIT OR REDUCE VIVENDI UNIVERSAL'S REVENUE AND/OR INCOME; THAT VIVENDI UNIVERSAL WILL BE UNABLE TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS; AND THAT VIVENDI UNIVERSAL WILL BE UNABLE TO OBTAIN OR RETAIN, UPON ACCEPTABLE TERMS, THE LICENSES AND PERMITS NECESSARY TO OPERATE AND EXPAND ITS BUSINESSES; AS WELL AS THE RISKS DESCRIBED IN THE DOCUMENTS VIVENDI UNIVERSAL HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THOSE DOCUMENTS AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THOSE DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM VIVENDI UNIVERSAL.

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CONTACTS:
MEDIA RELATIONS:                   INVESTOR RELATIONS:
PARIS                              PARIS
Alain Delrieu                      Ariane de Lamaze
011-33-1-71-71-1341                011-33-1-71-71-1084
NEW YORK                           NEW YORK
Anita Larsen                       Eileen McLaughlin
212-572-1118, or                   212-572-8961
407-503-0094
Mia Carbonell
212-572-7556, or
407-572-0093